FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 10, 2013

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events.

Signature

Other Events.

On October 9, 2013, Suntech Power Holdings Co., Ltd. (“Suntech Holdco”) received from the Court appointed administrator of Wuxi Suntech Power Co., Ltd., Suntech Holdco’s principal operating subsidiary in China (“Wuxi Suntech”), the following press release related to developments in the restructuring of Wuxi Suntech (translated from Chinese). Representatives of Suntech Holdco are engaging with the Wuxi administrator with respect to this development and how it relates to Suntech Holdco.

“After two months of extensive search, a candidate with the intention to invest in Wuxi Suntech Power Co., Ltd. has finally surfaced.

On the evening of October 8th, 2013, the Appraisal Committee of the restructuring Wuxi Administrator delivered the composite score of the restructuring plans proposed by the final participants in the competitive bidding process: Wuxi Guolian Group and Jiangsu Shunfeng Photovoltaic Technology Co., Ltd. Jiangsu Shunfeng Photovoltaic Technology Co., Ltd has been provisionally selected as the candidate for the strategic investor.

On the morning of October 9th, the Wuxi Administrator held a creditors’ committee meeting of Wuxi Suntech and reported on the situation of the solicitation of a new investor.

After the provisional selection of the strategic investor, the Wuxi Administrator will actively communicate with creditors of Wuxi Suntech, pay close attention to the drafting of a reorganization plan and accelerate the restructuring process. The strategic investor will be officially selected during the second creditor’s meeting after the approval of the draft restructuring plan.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date:  October 10, 2013